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                               December 28, 2021

       Johann Tse
       Chief Executive Officer
       Broad Capital Acquisition Corp
       5345 Annabel Lane
       Plano, TX 75093

                                                        Re: Broad Capital
Acquisition Corp
                                                            Amendment No. 5 to
Registration Statement on Form S-1
                                                            Filed December 16,
2021
                                                            File No. 333-258943

       Dear Mr. Tse:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 5 to Registration Statement on Form S-1 filed December 16, 2021

       General

   1. We note that you have filed a revised Form of Amended and Restated Certificate of
                                                        Incorporation at
Exhibit 3.2, which describes authorized capital stock consisting of
                                                        200,000,000 shares of
common stock (the "Common Stock"), including 100,000,000
                                                        shares of Class A
common stock, (the "Class A Common Stock"), and including
                                                        10,000,000 shares of
Class B common stock and 1,000,000 shares of preferred stock, (the
                                                        "Preferred Stock").
However, disclosure in your Description of Securities section starting at page 110 states that
your certificate of incorporation will authorize the issuance of
                                                        "100,000,000 shares of
common stock." Please revise your prospectus to reflect the
                                                        current terms of your
securities and clearly describe the rights of each class of securities, including any
limitations on voting rights, transfers and conversions.
 Johann Tse
Broad Capital Acquisition Corp
December 28, 2021
Page 2
2. Consistent with your Amended and Restated Certificate of Incorporation, describe any issuance of the Class B Common Stock and disclose that prior to the closing of the initial Business Combination, the holders of Class B Common Stock shall have the exclusive right to elect, remove and replace any director, and the holders of Class A
      Common Stock shall have no right to vote on the election, removal or replacement of any director.
3. In your subsequent amendment, please provide an updated auditor's consent. See Item
      601(b)(23) of Regulation S-K.
      You may contact Liz Packebusch, Staff Attorney, at (202) 551-8749, or Loan Lauren
Nguyen, Legal Branch Chief, at (202) 551-3642, with any questions.



                                                         Sincerely,
FirstName LastNameJohann Tse
                                                         Division of
Corporation Finance
Comapany NameBroad Capital Acquisition Corp
                                                         Office of Energy &
Transportation
December 28, 2021 Page 2
cc:       Debbie Klis, Esq.
FirstName LastName